Exhibit 99.1

Iris Energy Reports Second Quarter and Half Year FY24 Results

SYDNEY, AUSTRALIA, February 15, 2024 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy” or “the Company”), a leading owner and operator of next-generation data centers powered by 100% renewable today reported its financial results for the three and six-months ended December 31, 2023. All $ amounts are in United States Dollars (“USD”) unless otherwise stated.

Rebrand from Iris Energy to IREN

Iris Energy is excited to announce our official name change to IREN, a decision which better reflects our expanding next-generation data center business. Same business. Same goals. Different name.

Second Quarter FY24 Financial Results

“The business has continued to strengthen its position and execute upon significant planned expansion in 2024”, stated Daniel Roberts, Co-Founder and Co-Chief Executive Officer of Iris Energy.

“Our Bitcoin mining hashrate is on track to reach 10 EH/s over the coming months and 20 EH/s by the end of the year. Our AI cloud services business continues to outperform expectations and recently tripled in size with another significant purchase order for NVIDIA H100 GPUs. We also continue to remain excited about our new 1,400MW data center development site in West Texas, which should provide substantial growth potential for years to come.”

•	Bitcoin mining revenue of $42.0 million, as compared to $34.4 million in the first quarter of fiscal year 2024, primarily driven by an increase in average Bitcoin price realized

•	Mined 1,144 Bitcoin, as compared to 1,223 Bitcoin in the first quarter of our fiscal year 2024. Lower Bitcoin production was primarily driven by higher global hashrate rate during the period

•
Electricity costs of $16.6 million, as compared to $16.4 million in the first quarter of our fiscal year 2024, primarily driven by a consistent average operating hashrate of 5.6 EH/s across the periods[1]

•	Site and other costs of $11.9m, as compared to $11.4m in the first quarter of fiscal year 2024[2]

•	Net loss after income tax of $(5.2) million, as compared to a $(5.3) million loss in the first quarter of our fiscal year 2024

•	Adjusted EBITDA of $14.0 million as compared to $6.8 million adjusted EBITDA in the first quarter of our fiscal year 2024[3]

•	Cash and cash equivalents of $90.3 million as of December 31, 2023 and no debt facilities[4]

1 Reflects electricity costs net of realized gain on financial asset. Realized gain on financial asset represents unaudited power credits (primarily driven by voluntary curtailment) earned under hedge contracts.
2 Site and other costs exclude one-off other expense items. See page 5 for a reconciliation to the nearest IFRS metric.
3 Adjusted EBITDA is a non-IFRS metric. See page 5 for a reconciliation to the nearest IFRS metric.
4 Reflects USD equivalent, unaudited cash and cash equivalents as of December 31, 2023 and February 9, 2024 respectively.

Second Quarter FY24 Operational Highlights

Bitcoin Mining

•	Continued expansion from 5.6 EH/s to 10 EH/s:

o	1.4 EH/s Bitmain S21 miners and 2.9 EH/s Bitmain T21 miners purchased[5]

o	Operating capacity increased to 6.2 EH/s (as of February 6, 2024)

•	Secured pathway to 20 EH/s in 2024 (January 2024):

o	1 EH/s of Bitmain T21 miners purchased[5]

o	9 EH/s of Bitmain T21 miner purchase options[5]

AI Cloud Services

•	Cloud services contract signed with AI company, Poolside AI SAS (February 2024)

•	Tripled cloud services business to 816 NVIDIA H100 GPUs via an additional purchase of 568 NVIDIA H100 GPUs which is expected to be installed in Q2 2024 (February 2024)

Corporate and Development

•	Announced 1,400MW data center development site in West Texas, with $4.7m initial connection deposit paid and an expected in-service date in late 2026

•	$146.0 million cash and cash equivalents as of February 9, 20244,[6]

•	Rebrand from Iris Energy to IREN

Webcast and Conference Details

A live webcast of the earnings conference call, along with the associated presentation, may be accessed at https://investors.irisenergy.co/events-and-presentations and will be available for replay for one year.

Time & Date:	5:00 p.m. USA Eastern Time, Thursday, February 15, 2024
9:00 a.m. Australian Eastern Daylight Time, Friday, February 16, 2024

	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In with Live Q&A	Use this link

Please note, participants joining the conference call via the phone dial-in option will receive their dial-in number, passcode and PIN following registration using the link above. It would be appreciated if all callers could dial in approximately 5 minutes prior to the scheduled start time.

There will be a Q&A session after the Company delivers its financial results. Those dialling in via phone can elect to ask a question via the moderator. Participants on the live webcast have the ability to pre-submit a question upon registering to join the webcast or can submit a question during the live webcast.

5 Purchase and fixed option price of $14/TH excluding shipping and taxes.
6 Subsequent to December 31, 2023, the Company sold 19,660,120 ordinary shares for aggregate net proceeds of approximately $90.2 million through our ATM Facility.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and its ability to diversify into the market for HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any HPC solutions that Iris Energy offers; Iris Energy’s ability to secure and retain customers on commercially reasonable terms or at all, particularly as it relates to its strategy to expand into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with any current or future customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that any current or future customers or other counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This press release includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

EBITDA is calculated as our IFRS profit/(loss) after income tax expense, excluding interest income, finance expense and non-cash fair value loss and interest expense on hybrid financial instruments, income tax expense, depreciation and amortization, which are important components of our IFRS profit/(loss) after income tax expense. Further, “Adjusted EBITDA” also excludes share-based payments expense, which is an important component of our IFRS profit/(loss) after income tax expense, impairment of assets, loss on other receivables, loss on disposal of assets, foreign exchange gains and losses and other one-time expenses and income.

Adjusted EBITDA Reconciliation[1] (USD$m)	3 months ended Dec 31, 2023	3 months ended Sep 30, 2023
Bitcoin mining revenue	42.0	34.4
Other income	0.5	-
Electricity costs[2]	(16.7)	(19.4)
Realized gain on financial asset[2]	0.1	3.0
Other costs	(11.9)	(11.4)
Adjusted EBITDA	14.0	6.7
Adjusted EBITDA Margin	33%	19%

Reconciliation to consolidated statement of profit or loss
Add/(deduct):
Foreign exchange loss	(4.7)	2.2
Non-cash share-based payments expense – $75 exercise price options	(3.1)	(3.0)
Non-cash share-based payments expense	(2.9)	(2.8)
Reversal of impairment of assets	0.1	-
Unrealized loss on financial asset[3]	(0.3)	-
Other expense items[4]	(2.6)	(0.6)
EBITDA	0.6	2.5
Other finance expense	-	(0.1)
Interest income	0.7	0.7
Depreciation	(7.6)	(7.6)
Loss before income tax (expense)/benefit	(6.3)	(4.5)
Income tax (expense)/benefit	1.1	(0.8)
Loss after income tax (expense)/benefit	(5.2)	(5.3)

1)	For further detail, see our unaudited interim financial statements for the half-year ended December 31, 2023, included in our Form 6-K filed with the SEC on February 15, 2024.
2)
Electricity costs net of realized gain on financial asset was $(16.6)m in 2Q FY24 and $(16.4)m in 1Q FY24. Realized gain on financial asset represents unaudited power credits (primarily driven by voluntary curtailment) earned under hedge contracts.

3)	Unrealized loss on financial asset represents the change in the fair value of the financial asset recorded in relation to electricity purchased for future usage periods.
4)	Other expense items include one-off professional fees including legal fees.

Contacts

Media

Jon Snowball	Danielle Ghigliera
Domestique	Aircover Communications
+61 477 946 068	+1 510 333 2707

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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